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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

WinWin Gaming, Inc.
(Name of Issuer)
Common Stock, Par value $0.01
(Title of Class of Securities)
976512 10 3
(CUSIP Number)
Steve Zelinger
c/o Solidus Networks, Inc.
101 Second St., Sutie 1500
San Francisco, CA 94105
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	976512 10 3

1	NAMES OF REPORTING PERSONS: Solidus Networks, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		14,940,100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,598,380

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,940,100

WITH	10	SHARED DISPOSITIVE POWER:

		27,598,380

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	42,538,480

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	54.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1.   Security and Issuer
     The title and class of equity securities to which this statement relates is common stock, par value $0.01 per share, of WinWin Gaming, Inc., a Delaware corporation (the “Issuer”), which has its principal executive officers at 8687 West Sahara Ave., Suite 201, Las Vegas, NV 89117.
Item 2.   Identity and Background
(a)	The name of the entity filing this schedule is Solidus Networks, Inc. (“Solidus”)

(b)	The business address of Solidus is 101 Second St., Suite 1500, San Francisco, CA 94105.

(c)	The principal business of Solidus is development and commercial deployment of authentication and payments solutions.

(d)	During the last five years, Solidus has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Solidus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

(f)	Solidus is a Delaware corporation.
Item 3.   Source and Amount of Funds or Other Consideration
     As described more fully in Item 4 below, Solidus has acquired shares of preferred stock convertible into 14,940,100 shares of the Issuer’s common stock in exchange for (a) cancellation of all principal and accrued interest under a promissory note originally issued by the Issuer to Solidus in the principal amount of $2.5 million and (b) Solidus’s issuance to the Issuer of 1,829,336 shares of Solidus Series C Preferred Stock with a deemed value of $5.00 per share. The source of the $2.5 million previously loaned by Solidus to the Issuer was working capital of Solidus.
Item 4.   Purpose of Transaction
     The transactions reported on herein were effected pursuant to the Second Amended and Restated Joint Venture Agreement dated as of August 31, 2006 between Solidus and the Issuer (the “JV Agreement”), which represents an amendment and restatement of a Joint Venture Agreement initially entered into on September 30, 2005 and previously amended and restated on April 17, 2006. The JV Agreement and various ancillary agreements entered into in connection therewith, as well as the terms of the equity securities purchased by Solidus thereunder, are summarized in a Current Report on Form 8-K filed by the Issuer on September 7, 2006. Pursuant to the JV Agreement, on August 31, 2006, the Issuer issued 149,401 shares of its Series A-1 Preferred Stock (initially convertible into 14,940,100 shares of its common stock) to Solidus in exchange for the consideration described in Item 3 above. The shares of common stock issuable upon conversion of the preferred shares held by Solidus represented, at the time of issuance, approximately 19.0% of the outstanding shares of the Issuer’s common stock on an as-converted-to-common basis.

     The Series A-1 Preferred Stock, of which Solidus is the only holder, has various preferential rights over the Issuer’s common stock, including dividend and liquidation preferences, voting control over the election of two members of the Issuer’s board of directors and protective provisions under which the approval of its holders is required in order for the Issuer to take specified actions, including modification of its capital structure, issuance of additional shares of preferred stock, declaration or payment of dividends, effectuation of a merger or other change-in-control transaction and other actions.
     The purpose of Solidus’s entry into the JV Agreement was to establish a mutually beneficial joint venture relationship between the two companies, with focus on the China market, and, in connection therewith, for each of the companies to obtain an equity ownership interest in the other. As described more fully below, in connection with the JV Agreement, the Issuer has, among other things, agreed to nominate two persons designated by Solidus to be elected to the Issuer’s board of directors and granted Solidus the option to purchase additional shares of preferred stock convertible into up to 80% of the Issuer’s outstanding common stock. If Solidus were to exercise this additional investment option in whole or significant part, Solidus could acquire control of the Issuer. To date, Solidus has not designated any person for election to the Issuer’s board of directors or exercised its additional investment option, but Solidus may determine to exercise its right to designate up to two persons for election to the Issuer’s board of directors or exercise the additional investment option at any time in the future.
     Pursuant to the terms of the JV Agreement, Solidus has entered into voting agreements with certain holders of an aggregate of 27,598,380 shares of the common stock of the Issuer, under which such holders have agreed to vote their shares of the Issuer in favor of an amendment to the Issuer’s charter specified in the JV Agreement and in certain related ways (but not in the election of directors or other unrelated matters). The charter amendment would increase the number of authorized shares of the Issuer’s capital stock and designate a new series of the Issuer’s preferred stock, known as Series A Preferred Stock, into which all outstanding shares of Series A-1 Preferred Stock will automatically be converted upon effectiveness of the charter amendment. Each of the other parties to the voting agreements has also (a) granted Solidus a proxy with respect to such holder’s shares to effect the purposes of the voting agreements and (b) agreed not to sell or otherwise transfer or encumber such shares or grant voting rights with respect to such shares. For purposes of this statement, so long as the voting agreements remain in effect, Solidus is deemed to beneficially own the shares of common stock held by the other parties to the voting agreements by reason of its shared voting and dispositive power over such shares. The shares of common stock held by the other parties to the voting agreements represented, at the time the voting agreements were entered into, approximately 35.1% of the outstanding shares of the Issuer’s common stock on an as-converted-to-common basis.
     Pursuant to an Investment Option Agreement dated as of August 31, 2006 between Solidus and the Issuer, the Issuer has granted Solidus the option to purchase additional shares of the Issuer’s Series A-1 Preferred Stock (or, following the effectiveness of the above-described charter amendment, Series A Preferred Stock) such that, following such purchase, Solidus will own up to 80% of the Issuer’s common stock on a fully diluted, as-converted-to-common basis. The price per share to be paid by Solidus is to be determined by mutual agreement of Solidus and the Issuer, or if no agreement can be reached, through an independent appraisal mechanism set forth in the Investment Option Agreement. The purchase price of the additional shares may be paid by the delivery by Solidus to the Issuer of (a) cash, (b) freely tradable shares of Solidus’s common stock or (c) a combination of cash and freely tradable shares of Solidus’s common stock. For purposes of this statement, because not all contingencies to the acquisition of such shares over which Solidus has no control have been satisfied or waived, Solidus disclaims beneficial ownership of any shares of the Issuer’s common stock that would be issuable upon conversion of shares of the Issuer’s Series A-1 Preferred Stock or Series A Preferred Stock that Solidus has the right to purchase pursuant to the terms of the Investment Option Agreement. However, as described above, the additional investment option provides Solidus the opportunity in the future, upon compliance with the terms of the option and payment for the additional shares of capital stock issuable upon it exercise, to acquire control of the Issuer. Solidus has not made any determination with respect to the exercise or non-exercise of its additional investment option, in whole or in part.
     The Issuer’s circumstances have changed significantly since Solidus’s August 31, 2005 purchase of preferred stock under the JV Agreement. In particular, the Issuer has encountered severe financial hardship and has, among other things sought interim financing from Solidus as a way of addressing its immediate liquidity needs. On January 8, 2007, Solidus loaned the Issuer $300,000 pursuant to a secured promissory note bearing interest at 22.4%, with principal and interest due on June 30, 2007. On January 22, 2007, Solidus loaned the Issuer an additional $100,000 pursuant to an additional secured promissory note having the same terms. Theses notes are secured by a pledge of the 1,829,336 shares of Solidus Series C Preferred Stock acquired by the Issuer pursuant to the JV Agreement. Although it has no obligation to do so, Solidus may elect to make one or more additional short-term loans to the Issuer. Concurrently with the $300,000 loan, the Issuer and Solidus entered into a Non-Solicitation Agreement under which the Issuer agreed that for a period of 30 days from the date of the agreement it will not directly or indirectly solicit an acquisition, furnish information in response to an acquisition proposal, engage in acquisition discussions, approve an acquisition or enter into an acquisition letter of intent. The parties have exchanged proposals for the terms of a potential acquisition by Solidus of all of the Issuer’s outstanding equity securities or assets. Any discussions or negotiations regarding such an acquisition may be abandoned by either party at any time, and any agreement that may result from them would be subject to the approval of the Issuer’s stockholders and other significant conditions to closing, any one or more of which may fail to be satisfied. Accordingly, there can be no assurance that any agreement or transaction will result from any such negotiations.
     Except as described above, Solidus has not formulated any plans or proposals that relate to or would result in the effects described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a)	Number of shares held:	42,538,480

	Percentage of class:	54.1%

(b)	Sole Voting Power:	14,940,100

	Shared Voting Power:	27,598,380

	Sole Dispositive Power:	14,940,100

	Shared Dispositive Power:	27,598,380

(c)	During the past 60 days, Solidus has not effected a transaction in the Issuer’s Common Stock except as described above.

(d)	Not applicable.

(e)	Not applicable.
Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Other than as described in Items 3 and 4 above, to Solidus’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Solidus and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.
Item 7.   Material to Be Filed as Exhibits
     (a) Second Amended and Restated Joint Venture Agreement dated as of August 31, 2006 between Solidus Networks, Inc. and WinWin Gaming, Inc. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 7, 2006 (SEC File No. 000-21566)).
     (b) Investment Option Agreement dated as of August 31, 2006 between Solidus Networks, Inc. and WinWin Gaming, Inc. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on September 7, 2006 (SEC File No. 000-21566)).
     (c) Form of Amended and Restated Voting Agreement, Irrevocable Proxy and Form of Stockholders’ Written Consent by and among Solidus Networks, Inc. and certain stockholders of WinWin Gaming, Inc. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on September 7, 2006 (SEC File No. 000-21566)).
     (d) Secured Promissory Note dated January 8, 2007 made by WinWin Gaming, Inc. in favor of Solidus Networks, Inc. in the principal amount of $300,000 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 1, 2007 (SEC File No. 000-21566)).

     (e) Pledge Agreement dated as of January 8, 2007 between Solidus Networks, Inc. and WinWin Gaming, Inc. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 1, 2007 (SEC File No. 000-21566)).
     (f) Non-Solicitation Agreement dated as of January 8, 2007 between Solidus Networks, Inc. and WinWin Gaming, Inc. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 1, 2007 (SEC File No. 000-21566)).
     (g) Secured Promissory Note dated January 22, 2007 made by WinWin Gaming, Inc. in favor of Solidus Networks, Inc. in the principal amount of $100,000 (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on February 1, 2007 (SEC File No. 000-21566)).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Solidus Networks, Inc.
Date: February 1, 2007	By:	/s/ Steve Zelinger
Signature

Steve Zelinger, Executive Vice President
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)